

Mail Stop 3561

May 20, 2009

Dale Long
Chief Executive Officer, President and Director
Evcarco, Inc.
7703 Sand Street
Fort Worth, TX 76118

      **Re: Evcarco, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 15, 2009
           File No. 333-158293**

Dear Mr. Long:

      We have reviewed your response to our letter dated May 12, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. Please consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. In this regard, we note the filing includes audited financial statements for the period from inception on October 14, 2008 through the fiscal year ended December 31, 2008.   Please amend the Registration Statement on Form S-1 to also include updated interim financial statements (and related MD&A and other financial information) for the quarter ended March 31, 2009. Such interim financial statements may be unaudited.

2. Further, we note the disclosure in Note 2 on page F-7 of the audited financial statements that you have "elected a November 30th year-end." As this date appears to contradict with disclosure elsewhere throughout the filing that you have a December 31 fiscal year end, please revise to clarify your fiscal year end or advise as to the discrepancy. We may have further comment after review of your response.

<u>Exhibits</u>
<u>General</u>

3. We note your response to our prior comment 5. Please refile with the next amendment each of the agreements with Electric City Motors North America and Ronn Motor Company as well as the Evidence of Franchise so that the exhibit number reflected in Edgar matches the exhibit number that is reflected in the Exhibit Index.

<u>Exhibit 10.4</u>

4. We note your response to our prior comment 7. The agreement refers to several schedules, including Schedules A through D and Schedule F. We could not locate these schedules. Please refile this agreement to include all schedules to this agreement. All exhibits must be filed in full and include all attachment and exhibits.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Adviser

cc: Bill O'Neal
        The O'Neal Law Firm, P.C.
        Fax: (888) 353-8842